









Our Promise

Amgen 2006 Annual Report

AMGEN

Pioneering science delivers vital medicines™

“When I make controlling my disease a priority, I can keep my commitments to my family and my business.”





Joe Carlin of Cary, North Carolina, takes Enbrel® (etanercept) to help control his severe plaque psoriasis. ENBREL has made a difference in the lives of people coping with moderate-to-severe rheumatoid arthritis, moderate-to-severe juvenile rheumatoid arthritis, psoriatic arthritis, ankylosing spondylitis and moderate-to-severe plaque psoriasis. In 2006, Amgen observed a remarkable milestone: one million patient-years of experience* with ENBREL.

* Defined as the cumulative number of years of treatment for all ENBREL patients, calculated by multiplying the number of patients on ENBREL by their individual times on therapy.



"We tackle difficult medical and scientific challenges because we are committed to making a dramatic difference for patients."

Dear Stockholders,

I am pleased to report that Amgen delivered excellent performance in 2006. We grew revenues and adjusted earnings per share* by 15 and 22 percent, respectively, while increasing our investment in research and development by nearly 40 percent to $3.2 billion.* This level of R&D investment is necessary to deliver on the promise of our pipeline, and we are already seeing early returns.

It felt good to see our first cancer therapeutic reaching patients. We received U.S. approval for Vectibix™ to treat metastatic colorectal cancer in patients whose disease has progressed after standard chemotherapy. For these gravely ill patients who have few treatment choices left, Vectibix™ offers a new option and hope for more time. Oncologists' acceptance of Vectibix™ so far has exceeded our expectations, which encourages us as we work to bring this important new medicine to more patients.

Our progress in R&D has been truly impressive. Our researchers discovered 12 new lead molecules, making 2006 their most productive year so far. At the same time, Amgen ran more large late-stage clinical trials than ever before, including nine "mega-trials" involving more than 200 sites each. As of year-end, about 41,000 patients were enrolled in Amgen trials in 39 countries. On the commercial side, we expanded our global footprint as we entered new markets. Amgen's international business has become an increasingly significant contributor to our growth.

* Non-GAAP financial measure. See reconciliations on page 33.


RECD S.E.C.
MAR 1 6 2007
1086

Strategic acquisitions and partnerships also have helped us grow. In 2006 we completed our acquisition of Abgenix, bringing us full ownership of Vectibix™. We acquired Avidia, obtaining a completely novel protein platform that we're excited about. At the end of the year, Amgen entered into a strategic partnership with Cytokinetics for a promising cardiovascular program.

We are carrying out the largest-scale manufacturing expansion in the biotechnology industry. Our Puerto Rico facility recently added two new manufacturing plants, and further expansion is underway. In County Cork, Ireland, a planned major new manufacturing site will help us meet demand for our medicines in Europe and elsewhere. These investments are testaments to our faith in our pipeline and our commitment to deliver vital medicines to every patient, every time.

New competitive challenges

While we are proud of all that we achieved in the past year, we are focused on new competitive challenges in 2007. Roche has announced plans to launch a peg-EPO product in the United States. We have compelling proof that peg-EPO violates Amgen's patents, and we look forward to presenting our case in court. Our company has an enviable track record of upholding our intellectual property rights and a robust patent estate that we intend to vigorously defend. However, some analysts expect an overhang effect on our stock price until this case is resolved.

In addition, we are preparing to face competition from biosimilars in Europe for the first time. Biosimilars, or follow-on biologics as they are called in the U.S., are not in any way comparable to generic pharmaceutical products. Protein-based medicines cannot be copied in the way that small molecules can be. Their production is complex, and their safety must be ensured through rigorous processes and tests. Amgen welcomes the availability of additional treatment options for patients. The new biosimilars guidelines in Europe emphasize patient safety and sound science, and we are ready to compete on those grounds.

Doing the right thing for patients

Over the past year we've seen enormous progress in our pipeline but also some setbacks in a few clinical trials. That is the nature of science when you attempt to address serious unmet medical needs. We tackle difficult medical and scientific challenges because we are committed to making a dramatic difference for patients. For the same reason, Amgen promptly discloses our clinical results, whether good or bad. We believe transparency is in the best interest of patients and the best way to advance science. We chart the course, because we are confident that our incredibly rich and strong pipeline will deliver new medicines to restore hope for patients facing grievous illness.

Recently released trial data has raised some complex questions about safe hemoglobin levels for patients receiving erythropoietic products, including EPOGEN® and Aranesp®. We are working with medical experts and regulatory authorities to help ensure that treatment decisions are made based on sound science. Clinical data collected over many years and real-world experience show that EPOGEN® and Aranesp®, when used by doctors according to their approved labeling, are safe and improve patients' lives. Further analysis and additional information should give a more comprehensive sense of the best ways to use these medicines to maximize safety and therapeutic benefit in different patient populations. Amgen will continue to work with caregivers and policy makers to share data and knowledge, to work toward the best possible standards of care.

Promise for the future

Our challenges are substantial, but our opportunities are far greater. Amgen has many exciting programs in oncology; Vectibix™ is our first cancer therapeutic, and we expect many more will follow. Our scientists are pursuing a number of promising programs in new disease areas, from osteoporosis to diabetes to Alzheimer's disease. If and when these programs lead to new therapeutic candidates, we have the proven expertise to develop, manufacture and deliver them to patients. Our capabilities in biotechnology are unmatched.

We have many other assets to draw upon. Amgen has strong relationships with physicians, patient groups, scientific leaders, and key decision makers across the health care field. We also have a unique strength in our values-based culture. Amgen people point to the company's values as the reason they joined us and the reason they stay. In our research and clinical trial enrollment and execution, we hold ourselves and our partners to the highest standards of ethical behavior. We follow responsible sales and marketing practices and treat our customers with courtesy and respect. Our leaders are thorough, transparent and principled in governance, financial accounting and communications.

Most importantly, Amgen has a great mission—to serve patients—and more than 20,000 great people to follow through on that mission. I'm proud of our financial record: Over the past five years, few if any independent public companies have matched Amgen's performance in compound revenue or earnings growth. But I'm even prouder of what we have done for patients. In the past five years, we've brought out seven new medicines, all of them addressing serious unmet medical needs. I believe that over the next five to ten years, we are going to do even greater things to help millions of people fight grievous illness and live more fulfilling lives.

KEVIN W. SHARER
Chairman and Chief Executive Officer

February 12, 2007

The Promise of Our Pipeline

We believe that our pipeline holds the potential to provide more effective treatments for cancer, osteoporosis, diabetes and other serious illnesses.

AMG 220
Crohn's disease

AMG 317
Asthma

AMG 557
Systemic lupus erythematosus

AMG 623
Systemic lupus erythematosus

AMG 714
Psoriasis

AMG 221
Type 2 diabetes

AMG 837
Type 2 diabetes

Sclerostin Ab
Bone loss

AMG 379
Pain

AMG 403
Pain

AMG 386
Cancer

AMG 479
Cancer

AMG 655
Cancer

AMG 745
Muscle wasting disorders

Apo2L/TRAIL
Cancer

Phase 1

Phase 1 clinical trials investigate safety and proper dose ranges of a product candidate in a small number of human subjects.

AMG 108
Rheumatoid arthritis

Denosumab
Rheumatoid arthritis

Cinacalcet HCl
Primary hyperparathyroidism

AMG 102
Cancer

AMG 531
Chemotherapy-induced thrombocytopenia in non-small cell lung cancer and lymphoma

AMG 531
Myelodysplastic syndromes

Motesanib diphosphate (formerly identified as AMG 706)
First-line breast cancer

Motesanib diphosphate
First-line non-small cell lung cancer

Motesanib diphosphate
Thyroid cancer

Palifermin
Oral mucositis associated with radiation therapy and chemotherapy for solid tumors

Panitumumab
Head and neck cancer

Phase 2

Phase 2 clinical trials investigate side effect profiles and efficacy of a product candidate in a large number of patients who have the disease or condition under study.

For more information on our pipeline, please visit www.amgen.com. For important safety information about Amgen medicines, please visit www.amgen.com for links to the product websites. This table is as of January 25, 2007, and shows the status and certain next-expected milestones of selected clinical programs and molecules in Amgen's product pipeline. Amgen's product pipeline will change over time as programs and molecules move through the drug development process, including progressing to market or failing in clinical trials, due to the nature of the development process.

Therapeutic Areas
- Inflammation
- Metabolic disorders
- General medicine
- Neuroscience
- Oncology

Phase 3

Denosumab
Postmenopausal osteoporosis

Cinacalcet HCl
Cardiovascular disease in patients with secondary hyperparathyroidism and chronic kidney disease undergoing maintenance dialysis

Darbepoetin alfa
Anemia in heart failure

Darbepoetin alfa
Cardiovascular disease in patients with chronic kidney disease and type 2 diabetes

AMG 531
Immune thrombocytopenic purpura (an autoimmune bleeding disorder)

Denosumab
Bone loss induced by hormone ablation therapy for breast cancer or prostate cancer

Denosumab
Prevention of bone metastases

Denosumab
Prevention of cancer-related bone damage

Panitumumab
First- and second-line colorectal cancer

Phase 3

Phase 3 clinical trials investigate the safety and efficacy of a product candidate in a large number of patients who have the disease or condition under study.

Approved

Enbrel® (etanercept)
Ankylosing spondylitis (arthritis of the spine)

ENBREL
Chronic moderate-to-severe plaque psoriasis

ENBREL
Moderate-to-severe juvenile rheumatoid arthritis

ENBREL
Moderate-to-severe rheumatoid arthritis

ENBREL
Psoriatic arthritis

Kineret® (anakinra)
Moderate-to-severe rheumatoid arthritis

Sensipar® (cinacalcet HCl)
Hypercalcemia of parathyroid carcinoma

Sensipar®
Secondary hyperparathyroidism in end-stage renal disease

Aranesp® (darbepoetin alfa)
Anemia of chronic renal disease

EPOGEN® (Epoetin alfa)
Anemia of end-stage renal disease

Aranesp®
Chemotherapy-induced anemia

Kepivance® (palifermin)
Severe oral mucositis in patients with hematologic cancers undergoing bone marrow transplant

Neulasta® (pegfilgrastim)
Chemotherapy-induced neutropenia

NEUPOGEN® (Filgrastim)
Neutropenia (multiple indications)

Vectibix™ (panitumumab)
Metastatic colorectal cancer with disease progression on or following standard chemotherapy

Approved

Approved therapies are available for prescribed uses to patients in countries that have granted regulatory clearance. Amgen continues to develop many of its approved therapies for potential new indications.





Signs






Our Promise











The biotechnology industry is built on promise. Among the many promises that Amgen strives to keep, we are most proud of keeping the one that is truly fundamental: the promise to deliver innovative medicines to patients fighting serious illness. Amgen therapies have already made a real difference in millions of lives. With many more potential new medicines in development, and with the help of many partners in industry and education who share our belief in the transformative power of science, we are working to bring the benefits of biotechnology to more people than ever before — to help doctors and patients keep their own promises.

On these pages: Some of the many health care professionals, patients, partners and Amgen staff members who are making a difference in the fight against serious illness and whose stories appear in this Annual Report.

"This plant allows us to deliver on the promise of Vectibix™."





Alison Moore oversees the manufacturing plant dedicated to supplying the monoclonal antibody therapy Vectibix™ (panitumumab). In 2006, the FDA approved Vectibix™ to treat patients with metastatic colorectal cancer whose disease has progressed after all standard chemotherapy regimens. The plant in Fremont, California, came to Amgen with Amgen's 2006 acquisition of Abgenix, Inc.





"We are working to realize the full potential of Vectibix™ as a cancer therapeutic. Our mandate is to deliver the evidence."

"Vectibix™ gives some patients suffering from metastatic colorectal cancer a new option."

Rafael, executive director, Global Development, Vectibix™ (panitumumab)
Rafael oversees worldwide clinical trials of panitumumab. He came to Amgen after several years as an academic oncologist and clinical trial investigator for the product. He explains, "As a practicing oncologist, your decisions impact one patient at a time. Working in clinical development for a company like Amgen, your contributions can help change medical practice and impact millions of lives."

Thomas H. Cartwright, M.D., Ocala Oncology Center
Dr. Cartwright has practiced medical oncology for 25 years. He is currently associate chair of the Gastrointestinal Research Committee for US Oncology, a national group dedicated to advancing clinical trials to find new cancer treatments. Nurse Practitioner Renee Genther supports Dr. Cartwright at the Ocala Oncology Center in Ocala, Florida.

With Vectibix™, we fulfill a promise to bring targeted therapeutics to cancer patients.

A milestone for Amgen—and for patient care

With U.S. approval of Vectibix™ (panitumumab) in September 2006, Amgen's oncology business began an important new chapter. The company has long been a leader in supportive care therapies—that is, medicines that may reduce certain complications from chemotherapy. Vectibix™, approved for use in patients with metastatic colorectal cancer whose disease has progressed after all standard chemotherapy regimens, is a targeted agent and Amgen's first oncology therapeutic—the company's first therapy used to combat cancer itself.

The Vectibix™ journey: from Abgenix to Immunex to Amgen

Vectibix™ was discovered by scientists at Abgenix, Inc., a company with expertise in the discovery and development of monoclonal antibodies (MAbs). In 2000, Abgenix entered into a partnership with Immunex Corporation to jointly develop ABX-EGF, the molecule that would become Vectibix™. Two years later, Amgen acquired Immunex and inherited the Abgenix partnership. Things came full circle in 2006 as Amgen completed its acquisition of Abgenix and took full ownership of panitumumab. With the acquisition also came a 100,000-square-foot plant in Fremont, California, specializing in MAb production. Since the approval of Vectibix™, the plant has been devoted almost exclusively to manufacturing the bulk form of the product.

"Integrating Abgenix into Amgen was a key component in successfully delivering Vectibix™ to patients," says Dennis Fenton, executive vice president, Operations. "Nearly 90 percent of the Amgen Fremont staff are Abgenix people who stayed on. They've been committed to this product for years, so it's exciting to everyone to see it on the market."

The science of Vectibix™

Vectibix™ acts on a cellular signaling pathway that is dependent upon molecules called ligands binding to epidermal growth factor receptor, or EGFr. Stimulation of this pathway helps regulate the growth of many different cells in the body, but when the pathway is altered, its behavior changes and it can also cause cancer cells to grow. In fact, many cancer cells appear to require EGFr-dependent signaling pathways to keep them alive and proliferating. Vectibix™ works by attaching to EGFr, effectively turning off the pathway.

Vectibix™ is the first and only fully human anti-EGFr monoclonal antibody approved by the FDA.

Hope for more time

Ongoing and planned global trials will evaluate the potential of panitumumab in earlier lines of treatment for metastatic colorectal cancer; in other tumor types, such as head and neck cancer; and in combination with other targeted therapies. Right now, it is an important treatment option for patients whose disease has progressed after the standard treatment options have failed. Data show that for some patients, Vectibix™ may offer more time without disease progression.

Says Cynthia Schwalm, vice president, Amgen Oncology, "When you talk to these patients, you are reminded how much even one more day means to them."

With industry-leading assistance programs, we are reaching out to patients.

More than ever before, new medicines are putting better health within reach. Ironically, for too many people, the very medicines that hold the greatest promise are out of reach, whether it's because patients themselves cannot pay for them or are not adequately insured or because the medicines are not made available to them by a health care decision maker.

At Amgen, fulfilling our mission to serve patients includes working to make sure our medicines reach everyone who may benefit from them.

"We recognize that our industry needs to find new ways to ease the financial burden on patients, their families and society," says Kevin Sharer, chairman and chief executive officer. "We want to ensure that no patient is denied access to our medicines because of their financial situation."

The company offers a range of patient assistance programs, including the following:

Amgen™ Oncology Assistance

The Amgen™ Oncology Assistance program, launched in 2006, is a comprehensive, multifaceted financial assistance program through which patients in the United States who are uninsured, underinsured or unable to afford their insurance co-payments can receive help obtaining financial support for the company's cancer medicines. As part of this program, Amgen introduced the Vectibix™ Cap, the first cap on out-of-pocket co-payments for colorectal cancer patients. "Our goal is to create the most comprehensive oncology access program in the industry, and we are starting with Amgen™ Oncology Assistance," Sharer says.

SAFETY NET® Foundation

Established in 2001, the SAFETY NET® Foundation has provided tens of thousands of people with access to Amgen's vital medicines. SAFETY NET® allows access for patients who have an annual household adjusted gross income of $75,000 or less, making it one of the most generous programs in the industry. The SAFETY NET® Foundation covers all Amgen products except Enbrel® (etanercept), which is covered under a separate program (see ENcourage Foundation information below).

Vectibix™ Cap

The Vectibix™ Cap limits total patient co-payments for Vectibix™ (panitumumab) in the United States to five percent of a patient's adjusted gross income regardless of income or insurance status. Once patients reach the cap, they become eligible to receive Vectibix™ at no cost through the SAFETY NET® Foundation. In addition, to help enable patient access to Vectibix™, Amgen priced it at approximately 20 percent less than the other anti-EGFr antibody on the market.

EN*courage* Foundation®

The EN*courage* Foundation® was established in 1998 to provide ENBREL free of charge to qualifying patients. The foundation, jointly funded by Amgen and Wyeth, has helped tens of thousands of people receive ENBREL. In fact, approximately one in 10 ENBREL patients has received assistance from the EN*courage* Foundation®.





"No one should have to worry about receiving a lower standard of care because of their financial circumstances."

"I never thought I'd find myself in this situation. The SAFETY NET® program was there for me when I needed it."

Marianne Englander, R.N., Pennsylvania Oncology Hematology Associates
Englander has more than 20 years' nursing experience. At Pennsylvania Oncology Hematology Associates in Philadelphia, she serves oncology patients on a daily basis, administering chemotherapy and helping them cope with its complications.

Michael Alvarado, SAFETY NET® beneficiary
Alvarado receives NEUPOGEN® (Filgrastim) through Amgen's SAFETY NET® Foundation. After an injury left him unable to work, he required assistance to afford medication. A former police officer, Alvarado is active in his Chicago community with the Old Neighborhood Italian-American Club and plans to do motivational speaking to kids starting this year.



"I promised my granddaughter we'll make cupcakes together."

Peggy Reilly of Vallejo, California, has endured numerous treatment regimens for colorectal cancer. She was originally diagnosed at stage III, then progressed to stage IV, with 35 tumors in her lungs. Her doctor suggested Vectibix™ (panitumumab), recently approved for the treatment of metastatic colorectal cancer in patients whose tumors have continued to grow despite standard chemotherapy. Peggy says, "I was glad to have it, because I had no options left." She adds, "I treat every day as what it is—a gift."





"Looking for new targets is like being on a basketball team. We've all got different jobs, but we're all working towards the same goal."

"Cancer is a very clever disease. Specifically targeted therapies identify potential ways to fight it."

Larry, senior associate, Clinical Immunology
Larry has worked at Amgen since 1991. Since 2000, he has worked in the flow cytometry lab, using cell sorting technology to separate cells with specific characteristics of interest for study. His efforts have touched hundreds of development projects in multiple therapeutic areas.

Dineli, director, Hematology and Oncology Research
Dineli supervises several research discovery and drug development programs at Amgen. These projects focus on researching cell signaling, cell cycle and developmental pathways that are activated in cancers. In addition, developing technologies to support identification of new targets in human cancer is an important part of her work.

Our pipeline demonstrates our commitment to developing new targeted therapeutics for cancer and other serious illnesses.

The understanding of cancer is expanding rapidly, and with this understanding comes an abundance of potential new avenues for cancer research. Amgen products have transformed the treatment of anemia and neutropenia in people undergoing chemotherapy. As we continue to develop supportive care therapies to improve the health and lives of cancer patients, we are also developing innovative targeted therapies to attack cancer itself. Focusing on seven major areas of cancer research, the company has many targeted therapies in the pipeline directed against cancer and serious unmet needs related to cancer, such as muscle wasting disorders and bone loss induced by hormone ablation therapy. Behind those, we have more potential oncology therapeutics in earlier stages of development.

Many cancers, many targets

Cancer is not one disease. Because it can originate in different cells in the body and because there are many different cellular pathways involved in its growth, cancer takes hundreds of different forms. What's more, as a condition characterized by mutation, cancer can change course in unpredictable ways. Tumors may respond to one therapy for a while, then develop resistance and begin growing and spreading again. That's the bad news. The good news is that the first members of a new generation of cancer drugs that target specific cellular processes involved in cancer are now available to patients—with many more on the way. Vectibix™ (panitumumab), approved in 2006, is "only the first of many targeted therapeutics in our oncology pipeline," says Roger M. Perlmutter, executive vice president, Research and Development.

More in the pipeline

"We are evaluating novel pathways in addition to established targets," says Glenn Begley, vice president, Oncology and Hematology Research. For example, Amgen has a program called Apo2L/TRAIL, which is being developed in collaboration with Genentech, Inc. Apo2L/TRAIL is a soluble human protein involved in the regulation of apoptosis, or programmed cell death. In addition, Amgen has another molecule that binds to the TRAIL receptor that has been seen to induce apoptosis in a variety of transformed human cell lines.

Motesanib diphosphate (formerly identified as AMG 706) is an oral therapy that targets receptors thought to play a role in angiogenesis and tumor growth. Broad clinical programs in a variety of cancers are intended to document the utility of motesanib diphosphate both as a monotherapy and in combination with commonly used therapies.

Another therapy, AMG 531, is specifically designed to target the thrombopoietin receptor, which mediates platelet production. AMG 531 is being studied for use in several diseases characterized by inadequate platelet production, including immune thrombocytopenic purpura, chemotherapy-induced thrombocytopenia and myelodysplastic syndromes.

Other targets being explored in development programs include angiopoietin-1 and -2, insulin-like growth factor-1 receptor, hepatocyte growth factor, and myostatin.

With denosumab, we aim to help cancer patients affected by bone metastases and bone loss.

Denosumab, a late-stage program in the Amgen pipeline, has already received significant attention from the scientific and medical community as a potentially promising novel treatment for osteoporosis. What is less known is that denosumab is also being studied for its potential to help in the treatment of bone metastases and therapy-induced bone loss.

Denosumab is a fully human monoclonal antibody that targets RANK Ligand, a primary mediator of the formation, function and survival of osteoclasts (cells that break down bone). Denosumab is the first therapy in late-stage development that targets RANK Ligand.

Bone metastases: a painful problem in many cancers

Bone metastases or bone lesions are often seen in many of the more common forms of cancer, such as breast, lung and prostate cancers. They may occur when cancer cells from a primary tumor enter the bloodstream, reach the bone marrow through blood vessels and migrate to bone tissue, where they settle and grow. Once tumor cells have settled in bone, they secrete growth factors that stimulate RANK Ligand production, promoting increased bone breakdown. Bone metastasis is one of the most frequent causes of pain in people with cancer and can prompt skeletal-related events such as fractures, surgery and radiation to bones, and other complications.

Amgen has large-scale studies underway to evaluate whether denosumab treatment would slow bone breakdown in already cancerous bone; the interim results have been encouraging.

While these trials are studying denosumab as a way to intervene in already-present bone metastases, other trials are also evaluating the potential for denosumab to actually prevent them. The action of RANK Ligand may be important in the tissue-specific migration of some cancer cells to bone.

"We are encouraged by our initial research findings," says Guy Buckland, global commercial leader of the oncology program for denosumab.

Osteoporosis studies moving forward

Amgen also continues to conduct several large-scale studies of denosumab in the treatment of postmenopausal osteoporosis. In 2006, three-year data from an ongoing phase 2 dose-finding study yielded encouraging results.

"We are excited by the potential of denosumab to treat a broad range of bone loss conditions," says George Morrow, executive vice president, Global Commercial Operations. "If the data continue to look promising, we will look forward to working together with health care providers to provide this new therapy for patients."





"We hope to find that denosumab will be an important new treatment option for patients with bone metastases."

"Denosumab appears to be a completely new approach to interfering with bone metabolism in cancer."

Allan Lipton, M.D., Milton S. Hershey Medical Center College of Medicine, Penn State University
Dr. Lipton and colleague Lois Witters have researched treatments for cancer together since 1971. Their lab in Hershey, Pennsylvania, administered denosumab to the first patient in the United States.

Guenther Steger, M.D., Medical University of Vienna
Since 1992, Dr. Steger has led the clinical breast cancer unit and program for predictive factors at the Medical University of Vienna in Austria. He is investigating a phase 3 clinical study of denosumab for the treatment of bone metastases in advanced breast cancer.



Rosalyn Moss of Detroit, Michigan, has been on dialysis since 2004. She received EPOGEN® (Epoetin alfa), and recently was switched to Aranesp® (darbepoetin alfa), to manage anemia caused by her kidney disease. She also receives Sensipar® (cinacalcet HCl) to help manage secondary hyperparathyroidism. In addition, Rosalyn takes medications to control her type 2 diabetes and hypertension. She recently lost 100 pounds and hopes to be placed on the waiting list for a kidney transplant.


"I made a promise to myself and
my family to do everything I can
to manage my kidney disease
and live my life with hope."



“The earlier we can intervene in the progression of kidney disease, the better chance patients have to manage it.”

Thomas Pacheco, phlebotomist, Porter Hospital Education and Rehabilitation Center

A health care professional for many years, Pacheco draws blood at a KEEP kidney health screening in Valparaiso, Indiana. Test results from KEEP screenings provide patients with information that may prompt them to seek medical attention in the early stages of diabetes and other diseases that affect kidney function.



“I want to finish school and my job training. I do not want to be treated like a seriously ill person.”

Kathrin Nöckel, Aranesp® (darbepoetin alfa) patient

Eighteen-year-old Nöckel is a home economics student in Wildeshausen, Germany. She has been living with multicystic renal dysplasia, a nonhereditary renal disease, since birth. For over a year she has been receiving weekly doses of Aranesp® to help control her anemia.

Important patient programs extend our ongoing commitment to anemia management.

When Amgen introduced EPOGEN® (Epoetin alfa), dialysis patients with severe anemia no longer had to undergo frequent blood transfusions or endure persistent fatigue. EPOGEN® was followed by Aranesp® (darbepoetin alfa), which has helped improve anemia management in kidney disease patients, as well as cancer patients with anemia caused by chemotherapy. Both medicines have revolutionized the treatment of anemia.

With Amgen's leadership in anemia management comes a responsibility to advocate for the best possible care for patients, to improve their health and well-being. People afflicted with anemia are often battling multiple diseases or complications. Managing their anemia is a delicate and complex balance, requiring intensive monitoring and involvement by doctors.

"The patients in whom we see anemia as a complication of other illnesses are often some of the sickest patients," says Robert Brenner, M.D., executive director of Medical Affairs. "That's why we take a comprehensive approach to supporting care for patients with kidney disease and anemia, working with health care providers and patient organizations."

Advancing kidney disease awareness in the community

Amgen has long supported community-based activities designed to increase understanding of and improve care for kidney disease.

Amgen provides grants to the Dialysis Outcomes and Practice Patterns Study (DOPPS), an ongoing observational study of hemodialysis patients in 12 countries. DOPPS seeks to identify dialysis practices that contribute to improved outcomes. In addition, Amgen supports a National Institutes of Health study that is examining the relationship of renal function to stroke.

In 2006, Amgen committed to be principal sponsor of the Kidney Early Evaluation Program (KEEP), a free kidney health screening program offered in communities nationwide by the National Kidney Foundation (NKF). KEEP screenings are designed to raise awareness about kidney disease and provide free testing and educational information.

Many low-income patients cannot afford the tests that diagnose early symptoms, and they resist seeking care until an emergency strikes. At KEEP events, participants receive a comprehensive screening that measures blood glucose and hemoglobin levels and estimates kidney function. The results provide patients with information that may encourage them to seek medical attention early enough to prevent or offset health crises.

"An alarming number of people have advanced chronic kidney disease and aren't aware of it," says Marta Taylor, a nephrology nurse who works with the NKF and conducts KEEP screenings. "In fact, at many of the screenings, more than half of the participants have test results that may indicate kidney disease. This demonstrates the crucial need to ensure that people at risk have access to KEEP."

Seeking ways to help more patients

"Amgen is committed to building on our pioneering work to advance anemia treatment for patients with chronic kidney disease," says Helen Torley, head of the company's Nephrology business. "Leadership is something you have to prove and earn continually. We will do that with the breadth of our support for the nephrology treatment community and our ongoing dedication to supporting the best possible outcomes for patients."

Partnering with educators, we are helping to prepare the scientists of tomorrow.

The causes Amgen supports, through the Amgen Foundation and other channels, have always been close to the company's commitment to elevate science, help patients and improve lives.

Science education received particular emphasis in 2006 with the introduction of two major Foundation programs: Amgen Scholars and the Teach For America Amgen Fellows program. These broad-reaching new initiatives join existing Amgen and Amgen Foundation programs that provide hands-on science experiences for students and support professional development for teachers.

Amgen Scholars

Starting in the summer of 2007, the Amgen Scholars program will give hundreds of undergraduates in the United States and Puerto Rico an unprecedented opportunity to conduct scientific research in the labs of some of the nation's leading universities. The Amgen Foundation has committed $25 million over the course of eight years to fund summer research programs at 10 institutions.

Undergraduates who are chosen as Amgen Scholars will participate in hands-on research projects and scientific seminars. Amgen Scholars will also attend a three-day symposium where they will learn from leading scientists working in the industry and academia. The Amgen Scholars program provides financial support, including a stipend, room, board and a travel allowance, to ensure that financial status is not a constraint to participation.

Teach For America Amgen Fellows

Teach For America is a highly regarded program through which a national corps of 3,500 outstanding recent college graduates commit to teach for two years in public schools in low-income communities. The Amgen Foundation has awarded Teach For America a $5 million grant aimed at doubling the number of math and science teachers in the program by 2010. The teachers supported by this grant are called "Amgen Fellows." The Amgen Foundation will support 50 new Amgen Fellows each year for the next five years. In addition, the grant funds an annual summit that brings together Amgen Fellows, Teach For America alumni, policy makers and industry leaders.

Amgen Award for Science Teaching Excellence

Since 1992, the Amgen Award for Science Teaching Excellence (AASTE) has given close to $1.5 million to hundreds of science educators in unrestricted cash awards and restricted grants. This year, AASTE will honor 30 teachers in places where Amgen has key sites, including California, Colorado, Kentucky, Massachusetts, Puerto Rico, Rhode Island and Washington.

The Amgen–Bruce Wallace Biotechnology Lab Program

Named for the late Bruce Wallace, a molecular biologist who was one of the company's first staff members and who took his personal passion for science into local classrooms, this long-standing program was designed by Amgen scientists in collaboration with community college educators. It provides biotechnology lab kits and training for teachers and their students in California and Washington, with expansion to additional locations planned.





"These kids are learning to think scientifically. Science is all around them, and they can learn to apply it to their lives."

"By providing access to exciting research programs and dynamic industry leaders, Amgen Scholars will engage and inspire the next generation of scientists."

Robby Moorefield, Amgen Fellow and eighth-grade science teacher, Henderson Middle School
A chemical engineering graduate of North Carolina State University, Moorefield teaches eighth-grade science in Henderson, North Carolina. As one of the 50 select Amgen Fellows from Teach For America's corps who teach math or science, Moorefield introduces his students to the fundamentals of science with hands-on lab experiments and interactive lesson plans.

Susan Hockfield, Ph.D., president, Massachusetts Institute of Technology, and Christopher Jones, Amgen Scholars National Program Office director and assistant dean for graduate students, Massachusetts Institute of Technology (MIT)
A neuroscientist herself, MIT's 16th President Susan Hockfield has a strong understanding of the vital role that science plays in today's world. Under her leadership, MIT has agreed to serve as the national program office for the Amgen Scholars program. Helming the national program office is Christopher Jones, an MIT alumnus with dual master's degrees in nuclear engineering and in technology and policy.
















AMGEN
AMGEN



Top row *Left:* Amgen's new European Development Centre in Uxbridge, United Kingdom. *Center:* A groundbreaking ceremony in September 2006 heralded the expansion of research and development facilities at the company's campus in Seattle. Participants included Washington State Governor Christine Gregoire (center) and Amgen Executive Vice President of Research and Development Roger Perlmutter (far right). *Right:* Amgen's new international headquarters in Zug, Switzerland.

Center row *Left:* An Amgen staff member, formerly with Abgenix, works in the cell culture facility at the company's plant in Fremont, California. *Center:* Amgen's corporate headquarters site in Thousand Oaks, California, has been undergoing expansion and improvements, including the 2006 addition of a new park named for Franklin "Pitch" Johnson, an Amgen founder. *Right:* A neuroscientist at Amgen South San Francisco.

Bottom row *Left:* A preliminary artist's rendering shows the planned new manufacturing facility in Cork, Ireland, which will include process development, bulk protein production and fill and finish capabilities. *Center:* A Breakaway from Cancer™ charity ride held in San Francisco in December 2006. *Right:* DNA Plaza is a central feature of Amgen's Puerto Rico campus, a principal manufacturing location. The Puerto Rico facility recently completed major expansion efforts and has additional expansions underway.

2006 Highlights

Pipeline News

As of year-end 2006, nearly 41,000 patients in 39 countries were enrolled in Amgen clinical trials.

Amgen researchers delivered 12 new pipeline candidates.

The FDA approved Vectibix™ (panitumumab), the first fully human monoclonal antibody for the treatment of patients with epidermal growth factor receptor (EGFr)-expressing metastatic colorectal cancer after disease progression on or following standard chemotherapy. Amgen has applied for regulatory approval of Vectibix™ in Australia, Canada, Switzerland and the European Union.

Amgen initiated EVOLVE, an international phase 3 clinical outcomes study designed to determine whether Sensipar® (cinacalcet HCl) can effectively reduce the risk of mortality and cardiovascular morbidity in patients with secondary hyperparathyroidism and chronic kidney disease undergoing maintenance dialysis.

Amgen opened enrollment for RED-HF, a large global phase 3 study to evaluate the effect of treatment of anemia with darbepoetin alfa on morbidity and mortality in patients with symptomatic left ventricular heart failure.

Interim results from phase 2 trials of denosumab were announced in the *New England Journal of Medicine* and at scientific meetings.

Product News

The FDA approved every-three-week dosing of Aranesp® (darbepoetin alfa) for the treatment of chemotherapy-induced anemia in patients with non-myeloid malignancies.

Global Expansion

In early 2006, the company announced plans to build a major new manufacturing site in County Cork, Ireland.

Amgen continued its major manufacturing expansion in Puerto Rico with the addition of a new plant to produce recombinant erythropoietic factors as bulk drug substance and with the announcement of plans for further expansion.

Amgen opened new offices in Dubai, United Arab Emirates; Mexico City, Mexico; and Hong Kong, China.

The company opened a new European Development Centre in Uxbridge, U.K., and began expansion of existing research and development operations in Cambridge, Massachusetts; South San Francisco; Seattle; and Cambridge, U.K.

Amgen opened new international headquarters in Zug, Switzerland, and formed a new entity, Amgen International, intended to enhance access to the company's medicines in emerging markets.

External Development

Amgen completed the acquisition of Abgenix, Inc., providing the company with full ownership of Vectibix™ and the plant in Fremont, California, dedicated to its manufacture. The acquisition also eliminated a tiered royalty payment on denosumab and brought important scientific knowledge and assets to Amgen, including the proprietary XenoMouse® technology.

Amgen acquired Avidia, Inc., a privately held company in the San Francisco Bay Area that discovers and develops a new class of human therapeutic known as Avimer™ proteins.

Cytokinetics Incorporated and Amgen entered into a worldwide (excluding Japan) collaboration to discover, develop and commercialize novel small-molecule therapeutics for heart failure, including Cytokinetics' lead candidate from this program, which recently completed phase 1 trials.

Corporate Citizenship

In 2006, grants made through the Amgen Foundation, Amgen's corporate giving and product donations totaled more than a quarter of a billion dollars.

The Amgen Foundation, in partnership with 10 of the nation's leading universities, announced Amgen Scholars, a $25 million, eight-year program that will provide hands-on research experience for hundreds of undergraduate students.

Through Amgen's 2006 Breakaway from Cancer™ initiative, more than $1 million was contributed to organizations that help people affected by cancer. Charity rides and other fundraising activities complement the company's sponsorship of the Amgen Tour of California professional cycling race.

Recognition

Amgen was ranked first among large companies by *The Scientist* on its 2006 "Best Places to Work in Industry" survey.

In *Barron's* 2006 investor survey of the most respected global companies, Amgen ranked 10th and was the highest-ranked biotechnology company on the list.

Pharmaceutical Executive named Amgen its 2006 "Company of the Year."

Amgen was included in *Business Week*'s list of the "World's Most Innovative Companies."

Fortune magazine listed Amgen among its top 10 "Blue Ribbon Companies." To qualify, a firm had to appear on numerous "best of" business lists. Amgen appeared on six qualifying lists in 2006: The Fortune 500; *Fortune*'s "America's Most Admired Companies," "Global Most Admired Companies," "100 Top MBA Employers" and "100 Best Companies to Work For;" and *Business 2.0*'s "Fastest-Growing Tech Companies."

Selected Financial Information


02
03
04
05
06
2006 $14,268
2005 12,430
2004 10,550
2003 8,356
2002 5,523

Total revenues
($ in millions)

Consolidated Statement of Operations Data—GAAP*
(In millions, except per share data)

Years ended December 31,	2006	2005	2004	2003	2002
Revenues:					
Product sales	**$ 13,858**	$ 12,022	$ 9,977	$ 7,868	$ 4,991
Other revenues	**410**	408	573	488	532
Total revenues	**14,268**	12,430	10,550	8,356	5,523
Operating expenses:					
Cost of sales (excludes amortization of acquired intangible assets presented below)	**2,095**	2,082	1,731	1,341	736
Research and development	**3,366**	2,314	2,028	1,655	1,117
Write-off of acquired in-process research and development	**1,231**	—	554	—	2,992
Selling, general and administrative	**3,366**	2,790	2,556	1,957	1,449
Amortization of acquired intangible assets	**370**	347	333	336	155
Other items, net	**—**	49	—	(24)	(141)
Net income (loss)	**2,950**	3,674	2,363	2,259	(1,392)
Diluted earnings (loss) per share	**2.48**	2.93	1.81	1.69	(1.21)

Consolidated Balance Sheet Data—GAAP*
(In millions)

At December 31,	2006	2005	2004	2003	2002
Cash and marketable securities	**$ 6,277**	$ 5,255	$ 5,808	$ 5,123	$ 4,664
Total assets	**33,788**	29,297	29,221	26,113	24,456
Total debt	**9,012**	3,957	3,937	3,080	3,048
Stockholders' equity	**18,964**	20,451	19,705	19,389	18,286
Common stock outstanding	**1,166**	1,224	1,260	1,284	1,289

Note: The above selected financial information is only a summary and should be read in conjunction with, and is qualified by reference to, our consolidated financial statements and related notes in our Annual Reports on Form 10-K filed with the Securities and Exchange Commission for the years presented.

*In accordance with generally accepted accounting principles in the United States.

Financial Review



2006 $4,121
2005 3,273
2004 2,473
2003 1,544
2002 416
02 03 04 05 06

Aranesp® product sales
($ in millions)



2006 $2,511
2005 2,455
2004 2,601
2003 2,435
2002 2,261
02 03 04 05 06

EPOGEN® product sales
($ in millions)



Neulasta®
NEUPOGEN®
2006 $3,923
2005 3,504
2004 2,915
2003 2,522
2002 1,844
02 03 04 05 06

Neulasta®/NEUPOGEN® product sales
($ in millions)



2006 $2,879
2005 2,573
2004 1,900
2003 1,300
2002 362
02 03 04 05 06

ENBREL product sales*
($ in millions)

Financial highlights

2006 was another strong year for us. Total revenue grew 15 percent, reflecting solid growth domestically and internationally. Our 2006 total revenues were $14.3 billion, which exceeded our previous all-time high achieved in 2005. Despite a 39 percent increase in adjusted research and development (R&D) expense and additional investments to support our growing organization, adjusted earnings per share grew 22 percent. In October 2006, we launched Vectibix™ (panitumumab), our first therapy to combat cancer. Vectibix™ received FDA approval in late September 2006 for use in patients with metastatic colorectal cancer whose disease has progressed after all standard chemotherapy regimens.

Sales growth

Total 2006 product sales grew 15 percent over the prior year to $13.9 billion, principally due to Aranesp® (darbepoetin alfa), Neulasta® (pegfilgrastim) and Enbrel® (etanercept). Sales for these products benefited from share gains and/or segment growth. Total U.S. product sales grew 15 percent to $11.4 billion, representing 82 percent of our total product sales in 2006. Our international product sales, primarily concentrated in Europe, grew 16 percent to $2.5 billion in 2006. Our international sales growth was driven principally by Aranesp® and Neulasta®.

Worldwide sales of Aranesp® grew 26 percent in 2006 to $4.1 billion. U.S. Aranesp® sales were $2.8 billion in 2006, representing an increase of 33 percent over 2005, primarily driven by demand reflecting share gains and segment growth. International Aranesp® sales increased 14 percent over 2005 to $1.3 billion, also principally driven by demand.

Total sales of EPOGEN® (Epoetin alfa) increased 2 percent to $2.5 billion primarily due to increased demand in the free-standing dialysis centers partially offset by conversion to Aranesp® in the U.S. hospital dialysis clinics. We believe that this conversion stabilized in mid-2006.

Total combined worldwide sales of Neulasta® and NEUPOGEN® (Filgrastim) grew 12 percent in 2006 to $3.9 billion. Combined U.S. sales totaled $3 billion, an increase of 13 percent over 2005. Increased U.S. growth for Neulasta® and NEUPOGEN® was primarily driven by demand for Neulasta®, which benefited from a product label extension based on clinical data demonstrating the value of first-cycle use in moderate-high risk chemotherapy regimens and a 2 percent price increase implemented in April 2006. Combined international sales totaled $0.9 billion, an increase of 10 percent over 2005. International sales growth for Neulasta® and NEUPOGEN® was primarily driven by demand for Neulasta®.

ENBREL sales in 2006 grew 12 percent to $2.9 billion. Sales growth for ENBREL was driven by increased demand in both the rheumatology and dermatology segments and benefited from a 4.9 percent price increase that went into effect in May 2006. While ENBREL continued to maintain a leading position in both rheumatology and dermatology, we have experienced a modest share loss in both segments in 2006 compared to 2005. Sales growth for ENBREL was also impacted by slowing segment growth in dermatology and by increased competitive activities in both segments.

* We began recording ENBREL sales subsequent to our acquisition of Immunex Corporation on July 15, 2002.

Financial Review



2006 $3.90
2005 3.20
2004 2.40
2003 1.90
2002 1.39
02 03 04 05 06

"Adjusted" earnings per share*
(Unaudited)



2006 $5,389
2005 4,911
2004 3,697
2003 3,567
2002 2,249
02 03 04 05 06

Cash flow from operations
($ in millions)



2006 $3,191
2005 2,302
2004 1,996
2003 1,621
2002 1,099
02 03 04 05 06

"Adjusted" research and development expenses*
($ in millions)
(Unaudited)



2006 $3,234
2005 2,792
2004 2,548
2003 1,893
2002 1,427
02 03 04 05 06

"Adjusted" selling, general and administrative expenses*
($ in millions)
(Unaudited)

Financial performance

Our adjusted earnings per share grew 22 percent in 2006 to $3.90 from $3.20 in 2005. Under generally accepted accounting principles in the United States (GAAP), our earnings per share decreased 15 percent in 2006 to $2.48 compared to $2.93 in 2005. GAAP results for 2006 were negatively impacted by the acquisitions of Abgenix, Inc. (Abgenix) and Avidia, Inc. (Avidia) which resulted in a combined $1,231 million charge related to acquired in-process research and development. Adjusted earnings per share for 2006 and 2005 exclude, for the applicable periods, stock option expense, certain expenses related to the acquisitions of Abgenix, Avidia, Tularik Inc. (in 2004) and Immunex Corporation (in 2002) and certain other items. These expenses and other items are itemized on the reconciliation table that follows this section.

Our cash flow from operations totaled $5.4 billion in 2006. As of December 31, 2006, our cash and short-term marketable securities totaled $6.3 billion and our debt outstanding was $9 billion, including $5 billion of convertible debt issued in February 2006. These notes are convertible into cash, and under certain terms and conditions, shares of our common stock. Of the $5 billion of convertible notes, $2.5 billion pay interest at 0.125 percent and are due in 2011 and the remaining $2.5 billion pay interest at 0.375 percent and are due in 2013. Concurrent with the issuance of these notes, we purchased convertible note hedges and, separately, issued warrants to acquire shares of our common stock. The convertible note hedges and warrant transactions generally had the effect of increasing the conversion price of the notes to a 50 percent premium based on the last reported bid price of our common stock on the date the convertible notes were priced.

We believe that existing funds, cash generated from operations and existing sources of and access to financing are adequate to satisfy our working capital, capital expenditure and debt service requirements for the foreseeable future. Additionally, we believe that our liquidity and access to financing are adequate to support our stock repurchase program and other business initiatives, including acquisitions and licensing activities. However, in order to provide for greater financial flexibility and liquidity, we are currently reviewing additional borrowing opportunities.

Investing in our business

Our 2006 adjusted R&D expenses increased 39 percent to $3.2 billion, representing 23 percent of total product sales. The increase in R&D expenses was primarily due to higher staff levels and increased funding necessary to support clinical trials for our late-stage programs, including nine "mega-trials" (involving 200 or more sites) initiated in 2006, and the continued expansion of our research and preclinical organization to build the capacity to advance more molecules into and through the clinic. In 2006, adjusted selling, general and administrative expenses increased 16 percent, reflecting higher staff levels and additional infrastructure costs to support the growing organization, in particular, our Global Enterprise Resource Planning system, higher Wyeth profit share expenses related to Enbrel® (etanercept) sales and higher legal costs associated with ongoing litigation.

* "Adjusted" earnings per share, "adjusted" research and development expenses, and "adjusted" selling, general and administrative expenses are non-GAAP financial measures. See the reconciliations of GAAP to "adjusted" on the tables that follow this section.


2006 $1,218
2005 867
2004 1,336
2003 1,357
2002 659
02 03 04 05 06
$40,166
$22,265
**Based on the closing price of Amgen stock at December 31, 2006
Cost
12/31/06 Theoretical Value **

Capital expenditures
($ in millions)

Stock repurchases since inception of stock repurchase program in 1992
($ in millions)


Amgen
S&P 500
NASDAQ
12/31/96
12/31/01
12/31/06
NASDAQ S&P 500 Amgen
2006 $196 $224 $503
2001 154 166 415
1996 100 100 100

$100 invested in Amgen vs. S&P 500 Index and NASDAQ Composite Index
(Five-year and ten-year comparison)

In April 2006, we acquired Abgenix, a company with expertise in the discovery and development of monoclonal antibodies and our co-development partner for Vectibix™ (panitumumab). We paid approximately $2.1 billion in cash for all of Abgenix's outstanding shares and assumed their outstanding debt with a fair value of approximately $686 million.

In October 2006, we acquired Avidia. We paid cash of $275 million for the outstanding shares, net of cash acquired and our existing equity stake, and may be subject to pay additional amounts upon the achievement of certain future events. Avidia focused on the discovery and development of a new class of human therapeutic known as Avimer™ proteins.

In 2006, we invested $1.2 billion in capital projects. The investment related primarily to the ongoing manufacturing and site expansions in Ireland, Puerto Rico and other locations. Capital expenditures for the manufacturing expansion in Ireland related to construction of a new bulk manufacturing, formulation, fill and finish facility. Expenditures for the Puerto Rico site expansion related primarily to additional bulk manufacturing capacity and upgrades to our formulation, fill and finish facility.

Stockholder value

We seek to create long-term value for our stockholders by maintaining an appropriate balance of near-term financial performance and strategic investments that will enable sustained long-term growth of our business, including developing our pipeline, expanding our manufacturing capacity and supporting our marketed products.

Our stock repurchase program reflects, in part, our confidence in the long-term value of Amgen common stock. Additionally, we believe that it is an effective way of returning cash to our stockholders. The manner of purchases, amount we spend and the number of shares purchased will vary based on a variety of factors, including the stock price and blackout periods in which we are restricted from repurchasing shares, and may include private block purchases as well as market transactions. In 2006, we repurchased $5 billion of common stock (including $3 billion repurchased in conjunction with our $5 billion convertible debt issuance discussed above), representing approximately 70.2 million shares. In December 2006, our Board of Directors authorized the repurchase of up to an additional $5 billion of common stock. As of December 31, 2006, we had approximately $6.5 billion remaining under the program. Since inception of the stock repurchase program in 1992, Amgen has purchased 588 million shares at a cost of $22.3 billion. Theoretically, these shares were worth $40.2 billion based on the closing price of our common stock at December 31, 2006.

At year-end 2006, the closing price for Amgen common stock was $68.31 per share. Over five-year and ten-year periods beginning December 31, 1996, an investment in our common stock would have increased by 315 percent and 403 percent, respectively. A similar investment in the S&P 500 Index would have increased by 66 percent and 124 percent, respectively, and a similar investment in the NASDAQ Composite Index would have increased 54 percent and 96 percent, respectively, over the same timeframes.

Financial Review

Looking ahead

Aranesp® (darbepoetin alfa), Neulasta® (pegfilgrastim) and Enbrel® (etanercept) sales are expected to continue to drive year-over-year sales growth in 2007 and we also expect that Vectibix™ (panitumumab) will contribute to that growth. Although we compete in an increasingly competitive environment, as always, we are committed to keeping our promise to deliver innovative medicines to patients fighting serious illness. In 2007, we intend to balance our earnings growth with increased R&D investments to support key clinical trials for our late-stage programs and to advance a number of additional molecules into phase 2. We also are committed to vigorously defending our intellectual property and increasing our leadership in anemia management. Going forward, we plan to stay focused on growing our segments, including increasing our penetration in the therapeutic areas in which our products are used, while also continuing to focus on maintaining or increasing share. In addition, we plan to continue to expand our commercial and clinical production capacity in order to maintain adequate supply to keep up with growing demand for our products, mitigate risks associated with the concentration of our formulation, finish and fill operations in Puerto Rico and adequately prepare to launch a number of our late-stage product candidates. This will include, among other initiatives, building additional manufacturing capacity and expanding our use of third-party contract manufacturers. The most significant of these efforts to increase capacity and reduce concentration are the ongoing construction of our new facility in Ireland and construction of new and expanded bulk and formulation, finish and fill facilities in Puerto Rico.

Forward looking statements

This report and other documents we file with the Securities and Exchange Commission (SEC) contain forward looking statements that are based on current expectations, estimates, forecasts and projections about us, our future performance, our business or others on our behalf, our beliefs and our management's assumptions. Words such as "expect," "anticipate," "outlook," "could," "target," "project," "intend," "plan," "believe," "seek," "estimate," "should," "may," "assume," "continue," variations of such words and similar expressions are intended to identify such forward looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. We describe our respective risks, uncertainties and assumptions that could affect the outcome or results of operations in our 2006 Annual Report on Form 10-K and the subsequent quarterly reports on Form 10-Q. We have based our forward looking statements on our management's beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may differ materially from what is expressed, implied or forecasted by our forward looking statements. Except as required under the federal securities laws and the rules and regulations of the SEC, we do not have any intention or obligation to update publicly any forward looking statements after the distribution of this report, whether as a result of new information, future events, changes in assumptions or otherwise.

Reconciliation of GAAP Earnings (Loss) Per Share to "Adjusted" Earnings Per Share (Unaudited)

Results for the years ended December 31,	2006	2005	2004	2003	2002
GAAP earnings (loss) per share	$ 2.48	$ 2.93	$ 1.81	$ 1.69	$ (1.21)
Adjustments to GAAP earnings (loss) per share:					
Write-off of acquired in-process research and development	1.03[1]	—	0.42[1]	—	2.53[1]
Amortization of acquired intangible assets, product technology rights	0.17[2]	0.17[2]	0.16[2]	0.17[2]	0.12[2]
Stock option expense	0.14[3]	—	—	—	—
Amortization of acquired intangible assets, R&D technology rights	0.03[4]	—	—	—	—
Impairment of non-ENBREL related intangible asset	0.03[5]	—	—	—	—
Other merger-related expenses	0.02[6]	0.01[6]	0.02[6]	0.04[6]	0.06[6]
Write-off of manufacturing asset	—	0.04	—	—	—
Tax liability related to repatriation of certain foreign earnings	—	0.03	—	—	—
Legal settlements, awards and cost recoveries	—	0.02	(0.01)	(0.02)	(0.12)
Amgen Foundation contribution	—	—	—	0.02	0.03
Termination of collaboration agreements	—	—	—	—	(0.03)
	3.90	3.20	2.40	1.90	1.38
Adjustment for interest expense on convertible notes	—	—	—	—	0.01[7]
"Adjusted" earnings per share	$ 3.90	$ 3.20	$ 2.40	$ 1.90	$ 1.39[8]

Reconciliation of GAAP Research and Development Expense to "Adjusted" Research and Development Expense (Unaudited)
($ in millions)

Results for the years ended December 31,	2006	2005	2004	2003	2002
GAAP research and development expense	$ 3,366	$ 2,314	$ 2,028	$ 1,655	$ 1,117
Adjustments to GAAP research and development expense:					
Stock option expense	(104)[3]	—	—	—	—
Amortization of acquired intangible assets, R&D technology rights	(48)[4]	—	—	—	—
Other merger-related expenses	(23)[6]	(12)[6]	(32)[6]	(34)[6]	(18)[6]
"Adjusted" research and development expense	$ 3,191	$ 2,302	$ 1,996	$ 1,621	$ 1,099

Reconciliation of GAAP Selling, General and Administrative Expense to "Adjusted" Selling, General and Administrative Expense (Unaudited)
($ in millions)

Results for the years ended December 31,	2006	2005	2004	2003	2002
GAAP selling, general and administrative expense	$ 3,366	$ 2,790	$ 2,556	$ 1,957	$ 1,450
Adjustments to GAAP selling, general and administrative expense:					
Stock option expense	(120)[3]	—	—	—	—
Other merger-related expenses	(12)[6]	—	(19)[6]	(17)[6]	(23)[6]
Legal settlements, awards and cost recoveries	—	2	11	(47)	—
"Adjusted" selling, general and administrative expense	$ 3,234	$ 2,792	$ 2,548	$ 1,893	$ 1,427

(1) To exclude the non-cash expense associated with writing off the acquired in-process research and development related to the acquisitions of Abgenix, Inc. (Abgenix) and Avidia, Inc (Avidia) in 2006, Tularik Inc. (Tularik) in 2004 and Immunex Corporation (Immunex) in 2002.

(2) To exclude the ongoing, non-cash amortization of acquired intangible assets, primarily ENBREL, related to the Immunex acquisition.

(3) To exclude the impact of stock option expense recorded in accordance with Statement of Financial Accounting Standards (SFAS) No. 123R. Effective January 1, 2006, Amgen adopted SFAS No. 123R.

(4) To exclude the ongoing, non-cash amortization of the intangible asset, XenoMouse® technology, acquired with the Abgenix acquisition.

(5) To exclude the impairment of a non-ENBREL related intangible asset previously acquired in the Immunex acquisition.

(6) To exclude, for the applicable periods, merger related expenses incurred due to the acquisitions of Abgenix, Avidia, Tularik and Immunex, primarily related to incremental costs associated with retention, integration and/or recording inventory acquired at fair value which is in excess of our standard cost.

(7) Pursuant to the if-converted method of calculating EPS, the numerator for "Adjusted" EPS in 2002 reflects the avoidance of interest expense incurred, net of tax, related to the assumed conversion of the convertible notes. The conversion of such debt and the avoidance of interest expense is not assumed for calculating the GAAP EPS because its impact is anti-dilutive due to the GAAP net loss in 2002.

(8) Due to the GAAP net loss in 2002, shares used in calculating the GAAP loss per share exclude the impact of stock options and convertible notes because their impact was anti-dilutive. Shares used in calculating the "Adjusted" earnings per share for 2002 include the impact of dilutive stock options (27 million shares) and convertible notes (29 million shares) under the treasury stock and "if-converted" methods, respectively.

Board of Directors

David Baltimore
President Emeritus and
Robert Andrews Millikan
Professor of Biology,
California Institute of Technology

Frank J. Biondi, Jr.
Senior Managing Director,
WaterView Advisors LLC

Jerry D. Choate
Retired Chairman and CEO,
The Allstate Corporation

Frederick W. Gluck
Former Managing Director,
McKinsey & Company, Inc.

Frank C. Herringer
Chairman and Retired CEO,
Transamerica Corporation

Gilbert S. Omenn
Professor of Internal Medicine,
Human Genetics & Public Health
and Director of the Center for
Computational Medicine and
Biology, University of Michigan,
and Former CEO, University of
Michigan Health System

Judith C. Pelham
President Emeritus,
Trinity Health

ADM. J. Paul Reason, USN (Retired)
Consultant
Former Vice Chairman and
President, Metro Machine
Corporation

Leonard D. Schaeffer
Founding Chairman
and CEO, WellPoint

Kevin W. Sharer
Chairman of the Board,
CEO and President,
Amgen Inc.

Leadership

David W. Beier
Senior Vice President,
Global Government Affairs

Fabrizio Bonanni
Senior Vice President,
Manufacturing

James M. Daly
Senior Vice President,
North America Commercial
Operations

Willard H. Dere
Senior Vice President
and International
Chief Medical Officer

Dennis M. Fenton
Executive Vice President,
Operations

Thomas J. Flanagan
Senior Vice President
and Chief Information Officer

Sean E. Harper
Senior Vice President,
Global Development, and
Corporate Chief Medical Officer

Rolf Hoffmann
Senior Vice President,
Amgen International
Commercial Operations

Brian M. McNamee
Senior Vice President,
Human Resources

Joseph P. Miletich
Senior Vice President,
Research and Development

George J. Morrow
Executive Vice President,
Global Commercial Operations

Richard Nanula
Executive Vice President
and Chief Financial Officer

Roger M. Perlmutter
Executive Vice President,
Research and Development

David J. Scott
Senior Vice President,
General Counsel and Secretary

Kevin W. Sharer
Chairman of the Board,
CEO and President

Stockholder Information

Amgen Inc. Corporate Office

One Amgen Center Drive
Thousand Oaks, California 91320-1799
(805) 447-1000

Amgen 2006 Annual Report Summary and Availability of SEC Form 10-K

This information is a summary and does not provide complete information; it should be considered along with the Company's Annual Report on Form 10-K for the year ended December 31, 2006. A copy of the Company's Form 10-K for the year ended December 31, 2006, filed with the Securities and Exchange Commission, is available without charge, upon written request to Investor Relations, Amgen, One Amgen Center Drive, Thousand Oaks, California 91320-1799, by calling (800) 84-AMGEN or by accessing the Company's website at www.amgen.com.

Transfer Agent and Registrar

American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038

Stockholder Inquiries

Inquiries related to stock transfers or lost certificates should be directed to American Stock Transfer & Trust Company, (800) 937-5449 or (212) 936-5100 (www.amstock.com). General information regarding the Company and recent news releases can be obtained by contacting Amgen's automated stockholder information line at (800) 84-AMGEN or by accessing the Company's website at www.amgen.com.

Independent Registered Public Accounting Firm

Ernst & Young LLP
Los Angeles, California

Annual Meeting

The Annual Meeting will be held on Wednesday, May 9, 2007, at 10 a.m. at the Westin Providence Hotel, One West Exchange Street, Providence, Rhode Island 02903.

Price Range of Common Stock

The Company's common stock trades on the NASDAQ Stock Market under the symbol AMGN. No cash dividends have been paid on the common stock to date, and the Company currently intends to retain any earnings for development of the Company's business and for repurchases of its common stock.

The following table sets forth, for the fiscal periods indicated, the range of high and low closing sales prices of the common stock as quoted on the NASDAQ Stock Market for the years 2006 and 2005:

	2006		2005	
	High	Low	High	Low
4th Quarter	$76.50	$68.31	$84.42	$73.37
3rd Quarter	72.14	63.92	86.17	60.86
2nd Quarter	72.86	63.94	63.18	57.20
1st Quarter	80.36	71.01	64.87	57.98

Trademarks Listed in This Report

Amgen, Aranesp®, EPOGEN®, Kepivance™, Kineret®, Mimpara®, Neulasta®, NEUPOGEN®, Sensipar®, Vectibix™, Enbrel®, XenoMouse®, and Avimer™ are trademarks of Amgen Inc. or its wholly owned subsidiaries.

Hotlines

Customer Service Hotline (800) 28-AMGEN
Investor Materials Hotline (800) 84-AMGEN
Jobline (800) 446-4007
Medical Information (800) 77-AMGEN
Reimbursement Hotline (800) 272-9376

Thanks to the patients, health care professionals, partners and staff members who appear in this Annual Report for giving their valuable time and support.

The paper utilized in the printing of the Amgen 2006 Annual Report contains a mix of pulp that is derived from Forest Stewardship Council (FSC)-certified well-managed forest and 10 percent post-consumer recycled paper fibers. The FSC promotes environmentally appropriate, socially beneficial and economically viable management of the world's forests.

Amgen employed Cenveo Anderson Lithograph, an environmentally sustainable printer, for the production of this Annual Report. Cenveo Anderson Lithograph is FSC-certified; has a zero-land-fill, 100 percent recycling policy for all hazardous and non-hazardous production waste by-products; generates all its own electrical and thermal power; and is the only Air Quality Management District (AQMD)-certified totally enclosed commercial print facility in the nation, which results in virtually zero volatile organic compound (VOC) emissions from its production operations being released into the atmosphere.

AMGEN®

Amgen Inc.
One Amgen Center Drive
Thousand Oaks, CA 91320-1799
www.amgen.com

END

MC36222 660M/3-07